Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Audit Committee

Perth Mint Physical Gold ETF

We consent to the incorporation by reference in the registration statement (No. 333-224389) on Form S-1 of Perth Mint Physical Gold ETF of our report dated March 15, 2019, with respect to the statement of assets and liabilities of Perth Mint Physical Gold ETF, including the schedule of investment, as of December 31, 2018, and the related statements of operations and changes in net assets for the period from July 26, 2018 to December 31, 2018, and the related notes (collectively, the “financial statements”) and financial highlights for the period from July 26, 2018 to December 31, 2018, which appears in the December 31, 2018 annual report on Form 10-K of Perth Mint Physical Gold ETF. We also consent to the reference to our firm under the heading “Experts” in the above noted registration statement.

/s/ KPMG LLP

Columbus, Ohio

March 15, 2019